

February 18, 2026

VIA ELECTRONIC DELIVERY

Ms. Jeannette Jackson
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Jackson:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:

- Exhibit C (updated to provide the current officers of MEMX Holdings LLC, MEMX Technologies LLC, MEMX Execution Services LLC, and MX2 LLC)
- Exhibit J (updated to provide the current officers of MEMX LLC)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J to MEMX's Form 1 currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 02/18/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: __MEMX LLC__

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   525 Washington Blvd., Suite 300, Jersey City, NJ 07310

26000074

3. Provide the applicant's mailing address (if different):
   382 NE 191st Street, Suite 92178
   Miami, Fl. 33179

4. Provide the applicant's business telephone and facsimile number:
   833-415-6300

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner   Chief Executive Officer   551-370-1001

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Anders Franzon
   MEMX LLC, 382 NE 191st Street, Suite 92178
   Miami, FL 33179

7. Provide the date applicant's fiscal year ends: __December 31__

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): __10/03/18__   (b) State/Country of formation: __Delaware/United States__

   (c) Statute under which applicant was organized: __Delaware Limited Liability Company Act__

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date:	02/18/26	MEMX LLC
	(MM/DD/YY)	(Name of applicant)
By:		Anders Franzon, General Counsel
	(Signature)	(Printed Name and Title)

Subscribed and sworn before me this __18__ day of __February__ 2026 by __Lauren Strathman__
(Month)   (Year)   (Notary Public)

My Commission expires __12/01/2027__ County of __Johnson__ State of __Kansas__

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

LAUREN MALLORY STRATHMAN
NOTARY
My Appt. Expires
12-01-2027
PUBLIC
STATE OF KANSAS

MEMX LLC
Date of Filing/Accurate as of: February 18, 2026

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>MEMX Holdings LLC</u>

1. *Name:* MEMX Holdings LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 6, 2018, and amended and restated on January 22, 2019.

MEMX LLC
Date of Filing/Accurate as of: February 18, 2026

4. *Brief description of nature and extent of affiliation*: MEMX LLC is a subsidiary of MEMX Holdings LLC. MEMX Holdings LLC directly holds 99.5% of the equity of MEMX LLC and indirectly holds the other 0.5% of the equity of MEMX LLC through its 100% ownership of MEMX SubCo LLC.

5. *Brief description of business or functions:* MEMX Holdings LLC is a holding company which directly holds 99.5% of the equity of MEMX LLC, 99.5% of the equity of MEMX Execution Services LLC, 100% of the equity of MEMX SubCo LLC (which owns 0.5% of the equity of MEMX LLC and 0.5% of the equity of MEMX Execution Services LLC), 100% of the equity of MX2 LLC, 100% of the equity of MEMX Technologies LLC, 100% of the equity of MEMX Digital Assets LLC, and 100% of the equity of MEMX Labs LLC. MEMX Holdings LLC is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* The Exchange maintains the current Certificate of Formation of MEMX Holdings LLC, including all amendments, at https://info.memxtrading.com/governance/. These documents are accurate as of the date of this filing.

8. *A copy of existing by-laws or corresponding rules or instruments:* The Exchange maintains the current Limited Liability Company Agreement of MEMX Holdings LLC at https://info.memxtrading.com/governance/. This document is accurate as of the date of this filing.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

The following persons are the directors of MEMX Holdings LLC:

Directors and Alternate Directors

CEO Director: Jonathan Kellner

Nominating Member Directors:

Nominating Member	Director Name	Alternate Director Name
Banc of America Strategic Investments Corporation	Pankil Patel	Mitsu Narang
BLK SMI, LLC	Hubert De Jesus	Juinn Ho

MEMX LLC
Date of Filing/Accurate as of: February 18, 2026

Citadel Securities Principal Investments LLC	Jamil Nazarali	John Fischer
Citicorp North America, Inc.	Michael Masone	Siris Singh
The Charles Schwab Corporation	Jeffrey Starr	Jason Clague
FMR LLC	Derrick Chan	Chris Gwozdz
Goldman Sachs PSI Global Holdings, LLC	Raj Mahajan	Jason Epstein
Jane Street Group, LLC	Brian Nigito	Andrew Upward
JPMC Strategic Investments I Corporation	Lily McInerney	Alex Gorodetsky
Optiver PSI B1 LLC	Rutger Brinkhuis	Liam Smith
Strategic Investments I, Inc.	Zheng Wang	Christopher Larkin
UBS Americas Inc.	Todd Lopez	Hyder Jaffrey
Virtu Investments, LLC	Steve Cavoli	Joseph Molluso
Wells Fargo Central Pacific Holdings, Inc.	Inessa Even	Niall O'Brien

Observers of MEMX Holdings LLC

None

Officers of MEMX Holdings LLC

The following persons are the officers of MEMX Holdings LLC:

Title	Name	Commencement Date
Chief Executive Officer	Jonathan Kellner	2/27/2019
Chief Financial Officer	Ishaan Acharya	7/7/2025
Chief Information Officer	Dominick Paniscotti	4/4/2024

MEMX LLC
Date of Filing/Accurate as of: February 18, 2026

Chief Operating Officer	Quito Zuba	4/4/2024
Chief Technology Officer	Rich Gomez	2/11/2026
General Counsel and Secretary	Anders Franzon	7/1/2019
Chief People Officer	Kerry Katz	11/14/2022

The following persons have served as officers of MEMX Holdings LLC during the previous year but no longer serve as officers of MEMX Holdings LLC:

Title	Name	Commencement Date	Termination Date
Chief Financial Officer	Louise Curbishley	11/25/2019	3/31/2025

Committees of MEMX Holdings LLC

(1) Finance and Audit Committee of MEMX Holdings LLC

The following Directors are members of the Finance and Audit Committee of MEMX Holdings LLC:

Zheng Wang, Chair
Inessa Even
Andrew Upward
Jason Epstein

(2) Technology and Operations Committee of MEMX Holdings LLC

The following Directors are members of the Technology and Operations Committee of MEMX Holdings LLC:

TBD, Chair
Brian Nigito
Liam Smith

(3) Compensation Committee of MEMX Holdings LLC

The following Directors are members of the Compensation Committee of MEMX Holdings LLC:

Steve Cavoli
Jamil Nazarali

MEMX LLC
Date of Filing/Accurate as of: February 18, 2026

Brian Nigito
Zheng Wang

(4) Governance, Legal and Regulatory Committee of MEMX Holdings LLC

The following Directors are members of the Governance, Legal and Regulatory Committee of
MEMX Holdings LLC:

Inessa Even
Liam Smith
Andrew Upward

(5) Equities Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Equities Market Structure Committee of MEMX
Holdings LLC:

Hubert De Jesus, Chair
Gregg Berman
Lily McInerney
Derrick Chan
Jessica D'Alton
Jason Epstein
Chris Gwozdz
Peter Haas
Christopher Larkin
Todd Lopez
Raj Mahajan
Michael Masone
Joe Mecane
Brian Nigito
Niall O'Brien
Pankil Patel
Sapna Patel
Siris Singh
Jeffrey Starr
Igor Tsirlin
Andrew Upward

(6) Options Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Options Market Structure Committee of MEMX
Holdings LLC:

MEMX LLC
Date of Filing/Accurate as of: February 18, 2026

Liam Smith, Chair
Steve Crutchfield
Shawn Cruz
Brendan Culligan
Andrew Curto
Chris Gwozdz
Paul Jiganti
Troy Kane
Ovi Montemayor
Nate Pomeroy
Sanjiv Prasad

(7) Strategy Committee of MEMX Holdings LLC

The following persons are members of the Strategy Committee of MEMX Holdings LLC:

Jamil Nazarali
Christopher Larkin
Brian Nigito
John Fischer
Andrew Upward
Zheng Wang

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MEMX SubCo LLC

1. *Name*: MEMX SubCo LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

4. *Brief description of nature and extent of affiliation*: MEMX SubCo LLC directly owns 0.5% of the equity of MEMX LLC. In addition, MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC, which directly holds 99.5% of the equity of MEMX LLC.

5. *Brief description of business or functions*: MEMX SubCo LLC holds 0.5% interests in MEMX LLC and MEMX Execution Services LLC. MEMX SubCo LLC is a wholly-owned subsidiary

of MEMX Holdings LLC, which directly holds 99.50% of the equity of MEMX LLC. MEMX SubCo LLC is an intermediate holding company that does not have any operations or provide any services.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-3 is the Certificate of Formation of MEMX SubCo LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-4 is the First Amended and Restated Limited Liability Company Agreement of MEMX SubCo LLC dated September 5, 2019, as supplemented by certain October 2019 amendments.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* None. MEMX SubCo LLC's sole member and managing member is MEMX Holdings LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Technologies LLC

1. *Name*: MEMX Technologies LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018

4. *Brief description of nature and extent of affiliation:* MEMX Technologies LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Technologies LLC provides technology and other related services associated with the operation of national securities exchanges and other trading platforms, such as matching engine services across various asset classes, to MEMX LLC and third parties. MEMX Technologies provides such technology and services to third parties on a contractual basis and also expects to provide technology and services to MX2 LLC. Services included may include development services, infrastructure services, operational support and other functions. Depending on the scope of the contractual agreement, MEMX Technologies may be in possession of the Confidential Trading Information of other customers, including other customers regulated by the Securities and Exchange Commission. MEMX

Technologies has implemented policies and procedures to ensure that such Confidential Trading Information is not available to personnel other than those providing services to third parties on behalf of MEMX Technologies and further that such Confidential Trading Information is handled appropriately by those who do have access to such information.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as <u>Exhibit C-5</u> is the Certificate of Formation of MEMX Technologies LLC dated October 3, 2018 and the Amended and Restated Certificate of Formation of MEMX Technologies LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as <u>Exhibit C-6</u> is the First Amended and Restated Limited Liability Company Agreement of MEMX Technologies LLC dated February 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: MEMX Technologies LLC's sole member and managing member is MEMX Holdings LLC.   The following persons are the officers of MEMX Technologies LLC:

Jonathan Kellner (Chief Executive Officer)
Ishaan Acharya (Chief Financial Officer)
Anders Franzon (General Counsel and Secretary)
Dominick Paniscotti (Chief Information Officer)
Rich Gomez (Chief Technology Officer)
Quito Zuba (Chief Operating Officer)
Jamie Voto (Chief Information Security Officer)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

<u>MEMX Execution Services LLC</u>

1. *Name*: MEMX Execution Services LLC
    Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

MEMX LLC
Date of Filing/Accurate as of: February 18, 2026

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC directly holds 99.5% of the equity of MEMX Execution Services LLC, and 99.5% of the equity of MEMX LLC. In addition, MEMX Holdings directly holds 100% of the equity of MEMX SubCo LLC, which directly holds 0.5% of the equity of MEMX Execution Services LLC.

5. *Brief description of business or functions*: MEMX Execution Services LLC is registered with the Commission as a broker-dealer and is a member of FINRA. MEMX Execution Services LLC acts as the routing broker for MEMX LLC, and will act as the routing broker for MX2 LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-7 is the Certificate of Formation of MEMX Execution Services LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-8 is the First Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC dated May 19, 2020. Attached as Exhibit C-8(a) is the proposed Second Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC, which will be adopted shortly before the launch of MX2 LLC.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

The following persons are the directors of MEMX Execution Services LLC:

Jonathan Kellner
Lauren Strathman
Quito Zuba

The following persons are the officers of MEMX Execution Services LLC:

Jonathan Kellner (Chief Executive Officer)
Lauren Strathman (Chief Compliance Officer)
Anders Franzon (General Counsel and Secretary)
Ishaan Acharya (Chief Financial Officer)
Megan Sauerwine (Controller and FINOP)
Quito Zuba (Chief Operating Officer)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX LLC
Date of Filing/Accurate as of: February 18, 2026

MEMX Digital Assets LLC

1. *Name*: MEMX Digital Assets LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Exempted Limited Liability Company (LLC)

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Bermuda Limited Liability Company Act 2016, on March 10, 2022.

4. *Brief description of nature and extent of affiliation*: MEMX Digital Assets LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Digital Assets LLC is an entity formed to receive and provide financial market data.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-9 is the Certificate of Filing of MEMX Digital Assets LLC dated March 11, 2022.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-10 is the Limited Liability Company Agreement of MEMX Digital Assets LLC dated February 28, 2022.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* MEMX Digital Assets LLC's sole member and manager is MEMX Holdings LLC.

Officers of MEMX Digital Assets LLC

The following persons are the officers of MEMX Digital Assets LLC:

Jonathan Kellner (Chief Executive Officer)
Ishaan Acharya (Chief Financial Officer)
Anders Franzon (Secretary)
Megan Sauerwine (Controller)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX LLC
Date of Filing/Accurate as of: February 18, 2026

MEMX Labs LLC

1. *Name*: MEMX Labs LLC
    Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 1, 2023. MEMX Labs LLC was dormant until the adoption of the MEMX Labs Limited Liability Company agreement executed September 17, 2024.

4. *Brief description of nature and extent of affiliation:* MEMX Labs LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Labs LLC is an entity formed for the purpose of holding intellectual property (such intellectual property originally may be developed or licensed by MEMX Labs LLC or developed by MX2 LLC, MEMX LLC, MEMX Technologies LLC, or MEMX Holdings LLC (or any affiliate thereof) and assigned to MEMX Labs LLC). Such intellectual property relates to and may be used in the business and operations of MX2 LLC, MEMX LLC, MEMX Technologies LLC and/or MEMX Holdings LLC. MEMX Labs LLC will license such intellectual property to MX2 LLC, MEMX LLC, MEMX Technologies LLC, and MEMX Holdings LLC as applicable. MEMX Technologies LLC may further license such intellectual property to third party clients.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-11 is the Certificate of Formation of MEMX Labs LLC dated June 1, 2023.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-12 is the Limited Liability Company Agreement of MEMX Labs LLC dated September 17, 2024.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: MEMX Labs LLC's sole member and managing member is MEMX Holdings LLC. Jonathan Kellner is the CEO of MEMX Labs LLC.

Officers of MEMX Labs LLC

The following persons are the officers of MEMX Labs LLC:

Jonathan Kellner (Chief Executive Officer)
Ishaan Acharya (Chief Financial Officer)
Anders Franzon (Secretary)

MEMX LLC
Date of Filing/Accurate as of: February 18, 2026

Megan Sauerwine (Controller)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MX2 LLC

1. *Name:* MX2 LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 1, 2023.

4. *Brief description of nature and extent of affiliation*: MX2 LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MX2 LLC is an entity formed for the purpose of operating a national securities exchange registered with the Commission. MX2 LLC obtained Commission approval to register as a national securities exchange under Section 6 of the Securities Exchange Act of 1934 on March 14, 2025.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-13 is the Certificate of Formation of MX2 LLC dated June 1, 2023.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Exchange maintains the current Limited Liability Company Agreement of MX2 LLC at https://info.memxtrading.com/governance/. The Exchange maintains the current Rulebook of MX2 LLC at https://info.memxtrading.com/regulation/memx-rules/. These documents are accurate as of the date of this filing.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* MX2 LLC's sole member and manager is MEMX Holdings LLC.

Directors of MX2 LLC

The following persons are the initial directors of MX2 LLC:

MEMX LLC
Date of Filing/Accurate as of: February 18, 2026

Erica Attonito
Tommy Martin
TBD*
Barry Hochhauser
Jonathan Kellner
Deana Korby
Faris Matalka
Montes Piard
Hal Scott
Amy Wong

The Exchange is currently evaluating candidates for this position.

Observers of MX2 LLC
None

Officers of MX2 LLC

The following persons are the officers of MX2 LLC:

Ishaan Acharya (Chief Financial Officer)
Anders Franzon (General Counsel and Secretary)
Kerry Katz (Chief People Officer)
Jonathan Kellner (Chief Executive Officer)
Dominick Paniscotti (Chief Information Officer)
Rich Gomez (Chief Technology Officer)
Crystal Reilly (Chief Risk Officer)
Adam Schwartz (Chief Regulatory Officer)
Lauren Strathman (Chief Compliance Officer)
Jamie Voto (Chief Information Security Officer)
Quito Zuba (Chief Operating Officer)

Committees of MX2 LLC

The committees of MX2 LLC are listed below.

(1) Appeals Committee of MX2 LLC

The following Directors are members of the Appeals Committee of MX2 LLC:

Tommy Martin
Barry Hochhauser

MEMX LLC
Date of Filing/Accurate as of: February 18, 2026

Deana Korby

(2) Nominating Committee of MX2 LLC

The following persons are members of the Nominating Committee of MX2 LLC:

Dan Weingarten
TBD*
Kenneth Grossfield

*The Exchange is currently evaluating candidates for this position.

(3) Member Nominating Committee of MX2 LLC

The following persons are members of the Member Nominating Committee of MX2 LLC:

Michael Kamph
Matthew Healey
Brian Suth

(4) Regulatory Oversight Committee of MX2 LLC

The following Directors are members of the Regulatory Oversight Committee of MX2 LLC:

Hal Scott
Montes Piard
Amy Wong

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MEMX LLC
Date of Filing/Accurate as of: February 18, 2026

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Directors of MEMX LLC

The Exchange Board will be composed of at least 10 directors. The Board shall consist of the Chief Executive Officer of the Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors (including Investor Directors) and (C) Member Representative Directors (which shall not include Investor Directors) to meet the following composition requirements:

> (A) the number of Non-Industry Directors, including at least two (2) Independent Directors, shall equal or exceed the sum of the number of Industry Directors (including Investor Directors) and Member Representative Directors (which shall not include Investor Directors);

> (B) at least two (2) of the Non-Industry Directors shall also qualify as Independent Directors;

> (C) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker, or a dealer; and

> (D) the number of Member Representative Directors (which shall not include Investor Directors) shall be at least twenty percent (20%) of the Board.

The following persons are directors of MEMX LLC:

Name	Classification	Commencement Date	Title/Business
Tommy Martin	Member Representative	January 16, 2026	Chief Strategy Officer, DASH Financial Technologies

MEMX LLC
Date of Filing/Accurate as of: February 18, 2026

Erica Attonito	Member Representative	May 19, 2020	Head of Sales, Business Development Hudson River Trading
TBD*	Industry/ Investor	TBD*	TBD*
Barry Hochhauser	Non-Industry/Independent	September 11, 2024	Consultant; Former Deputy Director, Central Review Group, Preliminary Investigations, FINRA
Jonathan Kellner	Industry/ CEO	May 19, 2020	CEO, MEMX
Deana Korby	Non-Industry/ Independent	May 19, 2020	Vice President Finance, Investor Relations, IBM Corporation
Faris Matalka	Industry/ Investor	September 22, 2022	Managing Director, Trading Operations, Charles Schwab & Co.
Montes Piard	Non-Industry/ Independent	May 19, 2020	Fund Chief Financial Officer, The Vistria Group
Hal Scott	Non-Industry/ Independent	May 19, 2020	Emeritus Nomura Professor of International Financial Systems, Harvard Law School
Amy Wong	Non-Industry/ Independent	May 19, 2020	Retired; Former Chief Operating Officer, PDT Partners

The Exchange is currently evaluating candidates for this position.

The following persons have served as directors of MEMX LLC but no longer serve on the Board:

Name	Classification	Commencement Date - Termination Date	Title/Business
Arianne Adams	Member Representative	January 15, 2025 – July 17, 2025	Chief Strategy Officer, Webull Financial
Matthew Brennan	Industry/ Investor	December 4, 2020 – December 3, 2025	Head of U.S. ETF Secondary Market Trading, BlackRock

MEMX LLC
Date of Filing/Accurate as of: February 18, 2026

Crystal Reilly	Non-Industry/ Independent	May 19, 2020 – July 12, 2024	Former Chief Corporate Compliance Officer, Bats Global Markets

Officers of MEMX LLC

Officers shall serve until their successors are appointed by the Board in accordance with the Exchange LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors. The officers of the Exchange are listed below.

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Compliance Officer	Lauren Strathman	10/1/2019	
Chief Financial Officer	Ishaan Acharya	7/7/2025	
Chief Information Officer	Dominick Paniscotti	4/4/2024	
Chief Operating Officer	Quito Zuba	4/4/2024	
Chief Regulatory Officer	Adam Schwartz	4/1/2025	
Chief Risk Officer	Crystal Reilly	7/15/2024	
Chief Technology Officer	Rich Gomez	2/11/2026	
Chief People Officer	Kerry Katz	11/14/2022	
General Counsel and Secretary	Anders Franzon	7/1/2019	
Chief Information Security Officer	Jamie Voto	3/30/2020	

The following persons have served as officers of the Exchange during the previous year but no longer serve as officers of the Exchange:

Title	Name	Commencement Date	Termination Date
Chief Financial Officer	Louise Curbishley	11/25/2019	3/31/2025

MEMX LLC
Date of Filing/Accurate as of: February 18, 2026

Interim Chief Regulatory Officer	Crystal Reilly	10/21/2024	4/1/2025

Committees of MEMX LLC

The Exchange's current committees are listed below.

Appeals Committee of MEMX LLC

Name	Classification	Commencement Date	Title/Business
Tommy Martin	Member Representative	January 16, 2026	Chief Strategy Officer, DASH Financial Technologies
Deana Korby	Non-Industry/ Independent	August 11, 2020	Vice President Finance, Investor Relations, IBM Corporation
Barry Hochhauser	Non-Industry/ Independent	September 11, 2024	Consultant; Former Deputy Director, Central Review Group, Preliminary Investigations, FINRA

Nominating Committee

Name	Classification	Commencement Date	Title/Business
Dan Weingarten	Industry	May 19, 2020	Managing Director, Equities Prime Services / Correspondent Clearing, Oppenheimer & Co. Inc.
TBD*	Non-Industry/ Independent	TBD*	TBD*
Kenneth Grossfield	Non-Industry/ Independent	May 19, 2020	Chief Administration Officer and GC, Strategic Investment Group

The Exchange is currently evaluating candidates for this position.

Member Nominating Committee

Name	Classification	Commencement Date	Title/Business

MEMX LLC
Date of Filing/Accurate as of: February 18, 2026

Michael Kamph	Member Representative	June 11, 2025	Managing Director, Head of Broker Dealer and Options Execution, Instinet
Brian Suth	Member Representative	May 19, 2020	Head of Electronic Trading, Evercore
Matthew Healey	Member Representative	November 4, 2024	Head of Equities, Webull Financial

Regulatory Oversight Committee

Name	Classification	Commencement Date	Title/Business
Montes Piard	Non-Industry/ Independent	July 12, 2024	Fund Chief Financial Officer, The Vistria Group
Amy Wong	Non-Industry/ Independent	June 11, 2020	Retired; Former Chief Operating Officer, PDT Partners
Hal Scott	Non-Industry/ Independent	June 11, 2020	Emeritus Nomura Professor of International Financial Systems, Harvard Law School